May 13, 2016

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             Extraction Oil & Gas, LLC
Draft Registration Statement on Form S-1
Submitted October 8, 2015
CIK No. 1655020

Ladies and Gentlemen:

Set forth below are the responses of Extraction Oil & Gas, LLC (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 6, 2015, with respect to Draft Registration Statement on Form S-1, CIK No. 1655020, submitted to the Commission on October 8, 2015 (the “Registration Statement”).

Concurrently with the submission of this letter, we are confidentially submitting Confidential Draft Submission No. 2 on Form S-1 (“Submission No. 2”) via EDGAR. For convenience, we will hand deliver three full copies of Submission No. 2, as well as three copies of Submission No. 2 marked to show all changes made since the initial submission of the Registration Statement. We are also concurrently providing certain information responsive to Comment #17 in a separate letter to the Staff (the “Supplemental Letter”) pursuant to a confidential treatment request.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Submission No. 2 unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Registration Statement.

Prospectus Cover Page

1.                                      On the inside front cover page, your graphic discloses 129 gross horizontal wells drilled. However, on page 97 you only disclose drilling 50 wells in 2014 and none in 2013. Please explain if the other 79 gross wells were drilled during the six-months ended June 30, 2015.

RESPONSE:                            We note that the graphic on the inside front cover page disclosing 215 (previously 129) gross horizontal wells drilled includes (i) wells drilled and completed and (ii) wells drilled but not completed, including wells acquired from other operators that were not drilled by us. The number of wells drilled on page 99 of the Registration Statement, in accordance with Item 1205 of Regulation S-K, represents only wells drilled and completed by us. Accordingly, we have revised the graphic on the inside front cover page of Submission No. 2 to clarify the disclosure.

Prospectus Summary, page 1

2.                                      We note your statement, “We expect many of our currently producing horizontal wells to generate some of the highest rates of return in the Wattenberg Field.” Please support this statement with results from your producing horizontal wells or remove it from your document.

RESPONSE:                            We have revised the Registration Statement to remove the referenced disclosure. Please see pages 1 and 86 of Submission No 2.

3.                                      You make various statements that your acreage is in what you believe to be the “core” of the Wattenberg Field, such as on page 1 that you have “assembled large, contiguous acreage blocks in what you believe is in the core of the Wattenberg Field”; or on page 5, in the first bullet under “Our Competitive Strengths” that you believe your “approximately 70,000 net acres in the core of the Wattenberg Field....” Please explain how you define the “core” of the Wattenberg field and if you believe all of your acreage is in what you believe to be the core and the bases for that belief. In this regard, we note that you appear to have acreage spread over Weld, Larimer and Adams counties of Colorado.

RESPONSE:                            We have revised the Registration Statement to remove references to our acreage being within the “core” of the Wattenberg field.

4.                                      We note that you make various statements of belief about your properties that appear to contradict other statements or risks that you disclose. For example, you disclose:

•                                          Under your Overview on page 1, that your acreage is significantly delineated with your own drilling success and by the success of offset operators, “providing confidence our inventory is repeatable and will continue to generate high returns even in the current commodity price environment”;

•                                          Under “Our Business Strategies” on page 4, under the first bullet you disclose that you consider your inventory of drilling locations to be “low-risk because they are in areas with extensive vertical and horizontal drilling and production history” and that your “inventory of low-risk drilling locations with long-lived reserves leads to a predictable production profile”;

•                                          Under “Our Competitive Strengths” on page 5, under the first bullet you disclose your belief that the core of Wattenberg Field is “one of the most prolific fields in the nation offering compelling returns at current commodity prices”; and

•                                          Under “Our Competitive Strengths” on page 5, the second bullet is entitled “[D]e-risked acreage position with multi-year inventory....” You disclose thereunder that you view your drilling inventory as “substantially ‘de-risked’ based on our extensive drilling and production history in the area, well-established industry activity surrounding our acreage and the consistent and predictable geology underlying your positions.”

Contrasting these statements of belief, however, we note that your first risk factor on page 18 discloses that “sustained periods with oil and natural gas prices at recent or lower levels and the resultant effect such prices may have on our drilling economics and our ability to raise capital would likely require us to re-evaluate and postpone or eliminate our development drilling, which would likely result in the reduction of some of our proved undeveloped reserves and related standardized measure.” Additionally, you have a risk factor on page 24 about the limited production data from horizontal wells completed in the Wattenberg that could result in greater variance in your proved reserves year-over-year. Please reconcile your seemingly contradictory disclosures and provide a more balanced discussion of the risks to your business throughout the prospectus summary.

RESPONSE:                            We have revised the Registration Statement to reconcile the disclosures and provide a more balanced discussion of the risks to our business. Please see pages 1, 4, 5, 18, 86, 89 and 90 of Submission No. 2.

5.                                      We note your disclosure in the second paragraph of the “Overview” section in which you disclose the parameters of the acreage you are focusing on, namely core acreage “with (i) substantial delineation and offset operator success, (ii) limited vertical well drainage within the position relative to offset operators in a field with significant historical vertical activity and (iii) higher oil content than was traditionally targeted when many operators first established their position in the field seeking natural gas production.” Please clarify this information for investors not familiar with technical engineering terminology.

RESPONSE:                            We have clarified this information for investors not familiar with technical engineering terminology. Please see pages 1 and 86 of Submission No. 2.

6.                                      We note your disclosure of your Northern and Southern Areas. Please disclose if your current drilling program is focused on acreage in one or both target zones.

RESPONSE:                            We have removed the distinction between our Northern and Southern Areas throughout the Registration Statement and have provided details with respect to our drilling program by targeted zone.

7.                                      Please define what you mean by “per section” when disclosing the number of gross drilling locations. We note this does not appear as a defined term in Appendix A.

RESPONSE:                            We acknowledge the Staff’s comment and have added “section” as a defined term in Appendix A to Submission No. 2.

8.                                      In footnote 3 on page three you state that you have identified 569 drilling locations associated with proved undeveloped reserves as of June 30, 2015. On page 90, you identify 426 locations that are proved undeveloped. Please amend your document here and elsewhere to resolve this apparent inconsistency.

RESPONSE:                            We have revised the Registration Statement to clarify that, with respect to proved undeveloped reserves as of December 31, 2015, we have identified 489 (previously 426) drilling locations at varying lateral lengths, which locations are captured by our proved reserve report as of December 31, 2015, which equates to 751 (previously 569) drilling locations at lateral lengths adjusted for one-mile equivalents. We believe it is common industry practice for operators of horizontal wells to report drilling locations adjusted for one-mile equivalents, and we believe providing this disclosure is helpful for investors. Please see pages 3, 88 and 92 of Submission No. 2.

Our Business Strategies, page 4

9.                                      On page four, you state that you intend to allocate $295 million in 2015 to drilling 92 gross and completing 78 gross horizontal wells. Please explain to us the number of these wells that are scheduled to penetrate proved undeveloped locations in 2015, the PUD reserves associated with these wells and the number of these PUD wells that have been spud as of September 30, 2015 or later.

RESPONSE:                            We have revised the Registration Statement to include information regarding our 2016 capital budget, including the number of wells that are scheduled to penetrate proved undeveloped locations in 2016, the PUD reserves associated with those wells and the number of those PUD wells that have been spud as March 31, 2016. Please see pages 3, 63, 64 and 88 of Submission No. 2. With respect to the prior disclosure, of the scheduled 95 gross wells, 53 were scheduled to penetrate proved undeveloped locations during calendar year 2015. There were 14,278 MBoe of reserves associated with these 53 locations and 23 of the wells targeting proved undeveloped locations had been spud as of May 9, 2016.

10.                               You disclose that you maintain a high degree of operational control in order to continuously improve operating and cost efficiencies. Please clarify the level of control you will have over your operational flexibility considering that you will depend on XOG Services Co. for most all operational services, and that XOG may in turn outsource some or all of these services to third parties. In this regard, in a risk factor on page 33 entitled “[f]ollowing this offering, we will depend on XOG Services . . .” you disclose thereunder that you will depend on XOG Services Co. for most all functions including operational services and that your operational flexibility to modify or implement changes with respect to such services or the amount you pay for them will be limited.

RESPONSE:                            We no longer intend to enter into the previously disclosed contractual arrangements with XOG Services Co. and have removed references to XOG Services Co. and the prior prospective contractual arrangements from the Registration Statement. Following the offering, we expect to employ all employees necessary to operate our business.

11.                               Please explain your relationship with “XTR Midstream, LLC” and what it will be after the offering. For instance, explain if there will there be overlapping management or directors and/or any agreements to develop midstream assets consistent with your exploration and development activities. If there is no coordination, agreement or control, then please make that clear as well.

RESPONSE:                            Extraction Oil & Gas Holdings, LLC (“Holdings”) has informed us that its plans to build out the previously described gathering and processing system have been temporarily suspended. As a result, we have removed the disclosure in the Registration Statement with respect to XTR Midstream, LLC. There are currently no plans for overlapping management or directors and/or any agreements to develop midstream assets consistent with our exploration and development activities.

Our Competitive Strengths, page 5

12.                               Here you state, “We believe the results of our horizontal drilling program support our view that we have among the best acreage positions in the core of the Wattenberg Field, as evidenced by our 30-day, 60-day and 120-day production rates and EURs that are among the highest in the field.” Please amend your document to support this statement with well performance figures or remove it. Include flow rates for crude oil, NGL and natural gas.

RESPONSE:                            We have revised the Registration Statement to support this statement, as revised, with well performance figures. Please see pages 3, 5, 88, and 90 of Submission No. 2.

13.                               On page six, you state “Our lower than industry average development costs per BOE contribute to our ability to grow production and reserves in lower commodity price environments.” Please amend your document to support this statement with figures for your development costs and BOE volumes converted to developed status for 2014 and 2015. Compare these unit development figures with “industry average” and cite your source(s) for the industry figures.

RESPONSE:                            We have revised the Registration Statement to reflect that there are a number of factors that contribute to our ability to grow production and reserves in lower commodity price environments. We have also amended the Registration Statement to provide figures for our development costs and BOE volumes converted to proved developed producing status in 2014 and 2015. Please see pages 5, 6, 90, 91 and 96 of Submission No. 2.

Corporate Reorganization, page 7

14.                               We note that in “Recent Sales of Unregistered Securities” on page II-2 you disclose that in connection with the completion of this offering, you will issue an as of yet undisclosed number of shares of common stock to Extraction Oil & Gas Holdings, Inc. in exchange for no consideration. Please disclose how this fits into the steps of your corporate reorganization at or prior to the closing of this offering.

RESPONSE:                            We have revised the Registration Statement accordingly. Please see pages 6 and 7 of Submission No. 2.

15.                               Please tell us what consideration you have given to providing an organizational chart or other visual representation of your structure after giving effect to this offering and related transactions including the omnibus agreement with XOG Services Co., showing the relations of Extraction Oil & Gas, Inc. and any subsidiaries, Extraction Oil & Gas Holdings, Inc., XOG Services Co., Yorktown Partners, LLC, and public shareholders.

RESPONSE:                            We acknowledge the Staff’s comment. We intend to include an organizational chart giving effect to the offering and related transactions in a future amendment.

Our Relationship with XOG Services Co., page 8

16.                               Please explain if your only employees will be your executive officers.

RESPONSE:                            As described in our response to Comment 10, we no longer intend to enter into the previously disclosed contractual arrangements with XOG Services Co. and have removed references to XOG Services Co. and the prior prospective contractual arrangements from the Registration Statement. Following the offering, we expect to employ all employees necessary to operate our business.

Summary Reserve Data and Operating Data, page 16

17.                               Please provide us with the petroleum engineering reports you used as the basis for your June 30, 2015 proved reserves disclosures on page 16 and in Exhibit 99.2. You may furnish these materials on digital media such as flash drive or compact disk.

The report should include:

a)                                     One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b)                                     Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c)                                      Individual income forecasts for all the horizontal wells/locations in the proved developed and proved undeveloped categories;

d)                                     Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed and proved undeveloped categories (6 entities in all) as well as the AFE/capital cost inventory for each of the three PUD properties. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418 (b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4628

Attn: Ronald M. Winfrey

RESPONSE:                            We are providing to the Staff in the Supplemental Letter the petroleum engineering reports used as the basis for our December 31, 2015 proved reserves disclosures on pages 15, 16, 95 and 96 and in Exhibit 99.2 of Submission No. 2.

Risk Factors, page 18

Oil and natural gas prices are volatile. An extended or further decline in commodity prices..., page 18

18.                               Disclosure at the top of page 19 states: “using more recent prices in estimating proved reserves would likely result in a reduction in proved reserve volumes due to economic limits.” Quantified information regarding the reasonably possible effects of current commodity prices should be provided based on potential scenarios deemed reasonably likely to occur by management, to the extent quantified information is reasonably available. Refer to the guidance in FRC 501.12.a, FRC 501.12.b.3, and FRC 501.14 (Sections III.A, III.B.3, and V of SEC Release Nos. 33-8350; 34-48960; FR-72), as it relates to providing corresponding disclosures throughout your submission regarding the effects of material trends and uncertainties that will promote understanding of the potential impacts to your financial condition, results of operations, and reserve quantities.

RESPONSE:                            We have revised the Registration Statement to indicate that commodity prices at levels lower levels than current strip prices would likely result in reductions to proved reserve volumes due to economic limits. In addition, we have provided investors with a sensitivity analysis that indicates the reductions in our proved reserves volumes that would result from a 10% decrease in SEC pricing as of December 31, 2015 and 2014. Please see pages 79 and 80 of Submission No. 2.

The development of our estimated proved undeveloped reserves may take..., page 27

19.                               You disclose that an estimated $1.1 billion will be required over the next five years to develop PUD reserves of 97.6 MMBOE @ $11.27/BOE. The unit development cost for the 2014 standardized measure (page F-47) appears to be about $14/BOE [= $1,018 million/72.6 MMBOE] or about 24% higher than the figures for June 30, 2015. Please explain the basis for these significantly lower cost estimates. Address whether the lower costs were the result of an extrapolation of lower cost trends or were actually incurred.

RESPONSE:                            We note that these significantly lower cost estimates are driven by actual cost reductions achieved with our service providers relative to 2014 historical service costs. We have provided detail with respect to our current AFEs in the Supplemental Letter.

Federal, state and local legislative and regulatory initiatives . . ., page 35

20.                               You disclose that in 2014 several ballot initiatives were begun to significantly limit or prevent oil and natural gas development. As part of a compromise negotiated by Governor John Hickenlooper, in exchange for both initiatives being withdrawn prior to the 2014 election, he created a Task Force on State and Local Regulation of Oil and Gas Operations to make recommendations to the state legislature regarding the responsible development of Colorado’s oil and gas resources. In February 2015 you disclose that the Task Force made several non-binding recommendations to the Governor that would require legislative or regulatory action to be implemented. Please disclose the substance of those recommendations.

RESPONSE:                            We have revised the Registration Statement to disclose the substance of the recommendations. Please see page 36 of Submission No. 2.

Use of Proceeds, page 50

21.                               Please provide disclosure of the net proceeds that you expect to receive if the underwriters exercise in full their option to purchase additional shares from you.

RESPONSE:                            We have revised the Registration Statement to provide disclosure of the net proceeds that we expect to receive if the underwriters exercise in full their option to purchase additional shares from us. Please see pages 9 and 50 of Submission No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

Derivative Arrangements, page 60

22.                               Please expand the disclosure regarding your derivative arrangements and hedging strategy to provide additional information that will enable an investor to ascertain the likelihood that your past results are indicative of future performance. Your revised disclosure should compare derivative agreements entered into in prior periods to those currently in place and explain how differences in terms are expected to affect your ability to reduce the potential effects of changes in oil and natural gas prices on your operating results and cash flow from operations. Refer to FRC 501.12.

RESPONSE:                            We have revised the Registration Statement, consistent with FRC 501.12, to advise investors that, although we have historically been able to hedge our oil and natural gas production at prices that are significantly higher than current strip prices, in the current commodity price environment, our ability to enter into commodity derivative arrangements may be limited. Please see pages 18 and 60 of Submission No. 2. In addition, we have also disclosed information with respect to the impact on our realized pricing of our hedging arrangements in prior periods as well as our current derivative portfolio, which information we believe is helpful to enable investors to evaluate the effect of our hedging program on our operating results and cash flow from operations. Please see pages 60 and 61 of Submission No. 2.

Public Company Expenses, page 62

23.                               We note your disclosure that you will reimburse XOG Services Co. for all direct and indirect costs incurred on your behalf, in each case in connection with the performance by XOG of services on your behalf. Please also disclose how the costs for the services XOG Services Co. provides to you will be determined and/or what control you will have over costs incurred on your behalf and at what rate you are billed for such services.

RESPONSE:                            As described in our response to Comment 10, we no longer intend to enter into the previously disclosed contractual arrangements with XOG Services Co. and have removed references to XOG Services Co. and the prior prospective contractual arrangements from the Registration Statement. Following the offering, we expect to employ all employees necessary to operate our business.

2015 Capital Expenditures and 2015 Capital Budget, page 63

24.                               You disclose that you are currently running a two-rig drilling program and retain the flexibility to adjust your rig count based on the commodity price environment. Please reconcile your disclosure of this flexibility with your disclosure of your contractual obligations on page 75, in which you disclose that at December 31, 2014, you were subject to commitments on two of your rig contracts and in the event of early termination, you would be obligated to pay approximately $15.6 million. We note also your disclosure on page 1 that you renegotiated service contracts in early 2015, and are not certain how this has impacted your drilling rig obligations.

RESPONSE:                            We note that we have either renegotiated or exercised our early termination option with respect to each of our drilling service contracts that were in effect at December 31, 2014. As a result, at December 31, 2015, our drilling rig obligations are expected to be approximately $3.0 million. Accordingly, we believe our drilling rig obligations do not materially impact our flexibility to adjust our rig count based on the commodity price environment.

Critical Accounting Policies and Estimates, page 78

25.                               Please provide a more robust discussion of your critical accounting policies and estimates, focusing on the assumptions and uncertainties underlying your critical accounting estimates. Please quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied and, if reasonably likely changes would have a material effect on your financial condition or results of operations, the impact that could result, given the range of reasonable outcomes, should be disclosed and quantified. Refer to FRC 501.14.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 77 through 83 of Submission No. 2.

26.                               Please revise your discussion of critical accounting policies to specifically address the process through which management estimates quantities of proved oil and gas reserves.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 78, 79 and 80 of Submission No. 2.

Impairment of Oil and Gas Properties, page 78

27.                               Disclosure on page 78 states that you may incur impairment charges in 2015 or later periods if oil, natural gas, and NGL prices remain at their current level for an extended period of time or continue to decline. Please revise to provide expanded disclosure addressing the following:

•                                          Describe how you determined the key assumptions used to calculate expected future cash flows;

•                                          Discuss the degree of uncertainty associated with these key assumptions;

•                                          Identify potential events and/or changes in circumstances that could reasonably be expected to negatively affect these key assumptions; and

•                                          State the percentage by which undiscounted cash flows exceeded the carrying value of your oil and gas properties.

RESPONSE:                            We have revised the Registration Statement accordingly.  Please see pages 80 and 81 of Submission No. 2.

Business, page 83

Wattenberg Field, page 91

28.                               We note the statement, “According to Wood Mackenzie estimates, the Wattenberg field has 788 MMBbls of crude oil and NGL resource potential and 1.72 trillion cubic feet of gas resource potential.” In general, the Instruction to Item 1202 of Regulation S-K prohibits estimates of oil or gas resources other than reserves. Please amend your document to remove this statement.

RESPONSE:                            We have revised the Registration Statement to remove this statement. Please see pages 92 and 93 of Submission No. 2.

Proved Undeveloped Reserves (PUDS), page 94

29.                               We note the disclosure “Costs incurred relating to the development of PUDs were $35.1 million during the year ended December 31, 2014.” However, the development costs incurred to convert 2.8 MMBOE to proved developed status in the six months ending June 30, 2015 appear to be omitted. Please amend your document to disclose these costs.

RESPONSE:                            We have revised the Registration Statement to provide the costs incurred to convert PUD reserves during the year ended December 31, 2015. Please see page 96 of Submission No. 2.

Developed and Undeveloped Acreage, page 96

30.                               We note the disclosure that about 25% of your undeveloped acreage expires over the next three years. Please tell us the material proved undeveloped reserves, if any, that you have attributed to acreage whose expiration date precedes the scheduled date for initial PUD reserves development. If applicable, address the approach you will employ to forestall the expiry of such acreage.

RESPONSE:                            We advise the Staff that it would be impracticable to provide with any accuracy the PUD reserves that we have attributed to acreage whose acreage expiration date precedes the scheduled date for initial PUD reserves development. Our PUD reserves are subject to multiple separate leases that in the aggregate represent our working interest in the PUD reserves reported in the reserve report. Each of these leases has different terms, including with respect to the expiration schedule. The failure to extend one or more leases would not result in the removal of those PUD reserves from the reserve report — rather, our working interest in the PUD reserves would be decreased to the extent of the working interest represented by the lease. We have revised the Registration Statement to include a statement that we intend to extend all of our material leases to the extent possible and quantify the cost to extend every lease that is set to expire in the next three years, without taking into account the drilling of PUDs and holding leases by production. Please see page 98 of Submission No. 2.

Management, page 111

31.                               Please provide disclosure responsive to Item 401(e)(1) for each executive officer and director. For example, please disclose:

•                                          the principal business of PRL, or PRE Resources LLC, where Mr. Erickson remains as Chairman of the Board; or

•                                          Mr. Owens’ principal occupation at PRE Resources LLC from 2012-2014, including the nature of the responsibility undertaken by him in this prior position.

RESPONSE:                            We have revised the Registration Statement accordingly. Please see pages 114 and 115 of Submission No. 2.

Executive Compensation, page 115

32.                               Please explain if your executive officers will also be serving as executive officers of XTR Midstream, LLC.

RESPONSE:                            As described in our response to Comment 11, Holdings has informed us that its plans to build out the previously described gathering and processing system have been temporarily suspended. As a result, we have removed the disclosure in the Registration Statement with respect to XTR Midstream, LLC. There is currently no intention for our executive officers to serve as executive officers of XTR Midstream, LLC.

Long Term Incentive Compensation, page 118

33.                               We note your disclosure that you have historically granted to your Named Executive Officers grants of restricted unit awards, or RUAs, pursuant to the Holdings 2014

Membership Unit Incentive Plan. You further disclose that RUAs granted will vest in three annual installments, and it does not appear that your initial public offering will accelerate vesting of these RUAs. Please explain if your executive officers and non-employee director for periods after your public offering will continue to receive compensation for services rendered to you and your subsidiaries pursuant to Holdings Membership Unit Incentive Plan.

RESPONSE:                            We expect that the outstanding RUAs will be accelerated prior to the closing of our initial public offering. Following this offering, we do not expect that any of our executive officers or non-employee directors will receive, pursuant to the Holdings Membership Unit Incentive Plan, compensation for services rendered to us and our subsidiaries; rather, it is expected that any long-term incentive compensation provided for these individuals with respect to their services to us and our subsidiaries will be issued pursuant to our long-term incentive plan, which we plan to adopt prior to the closing of the offering. We have revised the Registration Statement accordingly. Please see pages 121 and 122 of Submission No. 2.

34.                               You disclose that following this offering, the RUAs held by the executive officers will not relate directly to your securities. Please explain if the RUAs will be indirectly related to your securities or will have conversion rights into your securities or otherwise what will be the value of the RUAs after the offering, considering your disclosure that Holdings will distribute all common stock that it holds in you to its members prior to completion of this offering.

RESPONSE:                            We expect that outstanding RUAs held by our executive officers will be accelerated prior to the closing of our initial public offering. The RUAs will not be directly or indirectly related to our securities and will have no conversion rights into our securities. Following the offering, it is expected that the value of units in Holdings will be derived from other investments of Holdings and will not relate, directly or indirectly, to our securities. We have revised the Registration Statement accordingly. Please see pages 121 and 122 of Submission No. 2.

Certain Relationships and Related Party Transactions, page 123

Distribution of Net Assets to Holdings, page 123

35.                               Explain why you made the distribution to Holdings and the consideration received.

RESPONSE:                            We note that we made a distribution to Holdings in June 2015 of certain of our oil and gas properties and associated liabilities because such properties had minimal proved value or were subject to local regulations prohibiting development. In accordance with ASC 860-10-55-78, this distribution was accounted for at historical cost, and we did not receive consideration for the distribution.

Agreements Governing the Transaction, page 124

Omnibus Agreement, page 124

36.                               Once known, please disclose the material terms of the omnibus agreement.

RESPONSE:                            As described in our response to Comment 10, we no longer intend to enter into the previously disclosed contractual arrangements with XOG Services Co. and have removed references to XOG Services Co. and the prior prospective contractual arrangements, including the omnibus agreement, from the Registration Statement.

Historical Financial Statements — July 2014 Acquisition

Report of Independent Registered Public Accounting Firm, page F-89

37.                               The report issued by your independent public accounting firm makes reference to “the rules and regulations of the Securities and Exchange Commission.” Please obtain a revised report that refers to the accounting principles and practices reflected in the financial statements covered by the report (i.e., accounting principles generally accepted in the United States of America). Refer to Rule 2-02(c) of Regulation S-X. Please consider this comment as it relates to other financial statements presented in your submission.

RESPONSE:                            We have obtained a revised report that refers to the accounting principles and practices reflected in the financial statements covered by the report (i.e., accounting principles generally accepted in the United States of America). Please see pages F-55, F-62, F-68, F-74 and F-80 of Submission No. 2.

*                                         *                                         *                                         *                                         *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613 or Julian J. Seiguer of Vinson & Elkins L.L.P. at (713) 758-2790.

Very truly yours,

Extraction Oil & Gas, LLC

By:	/s/ Russell T. Kelley, Jr.
Name:	Russell T. Kelley, Jr.
Title:	Chief Financial Officer

Enclosures

cc:                      Mark A. Erickson, Chairman and Chief Executive Officer

Douglas E. McWilliams, Vinson & Elkins L.L.P.

Julian J. Seiguer, Vinson & Elkins L.L.P.